UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

665531 109

(CUSIP Number)

Michael L. Reger

3565 Frederick Street

Wayzata, MN 55391

(952) 471-0266

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531 109
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael L. Reger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
	(See Instructions)		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,850,406

	8	SHARED VOTING POWER
1,000 (See Item 2)

	9	SOLE DISPOSITIVE POWER
2,850,406

	10	SHARED DISPOSITIVE POWER
1,000 (See Item 2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,851,406 (See Item 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%*

14	TYPE OF REPORTING PERSON (See Instructions)
IN

____________________

* Percent of class is based on 64,595,119 shares of Common Stock issued and outstanding as of August 1, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2016.

Item 1.    Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc. (the “Issuer”), a corporation organized under the laws of Minnesota. The principal executive offices of the Issuer are located at 315 Manitoba Avenue, Suite 200, Wayzata, Minnesota 55391.

Item 2.    Identity and Background

(a)	This statement on Schedule 13D is filed by Michael L. Reger, who is also referred to herein as the “Reporting Person.”
(b)	Mr. Reger’s home address is 3565 Frederick Street, Wayzata, Minnesota 55391.
(c)	Mr. Reger is presently unemployed. He is the former Chairman and Chief Executive Officer of the Issuer, which is an independent energy company engaged in the acquisition, exploration, development and production of oil and natural gas properties. The business address of the Issuer is provided in Item 1.
(d) & (e)	During the last five years, Mr. Reger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Reger is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.    Purpose of Transaction

The shares of Common Stock beneficially owned by Mr. Reger as described in this Schedule 13D are being held by him for investment purposes, and he does not have any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Nevertheless, Mr. Reger may determine to change his intentions with respect to the Issuer and its Common Stock in the future and may, for example, elect to acquire additional shares of Common Stock or dispose of some or all of his holdings of shares of Common Stock. In reaching any determination as to a future course of action, Mr. Reger will take into consideration various factors, including general economic and stock market conditions, availability of funds, evaluation of other investment opportunities, and diversification considerations.

Item 5.    Interest in Securities of the Issuer

(a)	See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by the Reporting Person as of August 25, 2016.
(b)	See Items 7 through 10 of the cover page to this Schedule 13D for the number and percentage of shares of Common Stock beneficially owned by the Reporting Person as of August 25, 2016 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition. The 1,000 shares of Common Stock as to which there is shared voting and dispositive power are owned by Mr. Reger’s spouse, Brittany Reger. The information required by Item 2 for Mrs. Reger is the same as for Mr. Reger, except for her principal employment.

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(c)	Transactions in the Common Stock effected by Mr. Reger during the last 60 days are as follows:
Trade Date	Purchase/Sale	No. of Shares Sold	Price Per Share (1)	Nature of Sale
August 24, 2016	Sale	615,000	$3. 5290	Open Market
August 25, 2016	Sale	134,381	$3. 2925	Open Market

________________
(1) Excluding any brokerage fees.

(d)	Except for the 1,000 shares of Common Stock as to which there is shared voting and dispositive power, no person other than Mr. Reger has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock beneficially owned by Mr. Reger.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Of the shares of Common Stock reported as beneficially owned by Mr. Reger in this Schedule 13D, 1,649,621 are subject to contractual restrictions on transfer and the possibility of forfeiture if Mr. Reger’s employment with the Issuer ends before the shares vest under certain circumstances. These restrictions, as well as the other terms and conditions of the restricted stock awards by which these shares were granted to Mr. Reger, are set forth in the applicable award agreements governing these grants of restricted stock. The descriptions of these agreements contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

Item 7.    Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2016

/s/ Michael L. Reger

Michael L. Reger

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